FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of March, 2005

       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F  |X|          Form 40-F     |_|



       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934. )

                      Yes   |X|                  No     |_|

  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

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This Form 6-K consists of:

A clarification announcement made by Huaneng Power International, Inc. in English on March 18, 2005.

   The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                      HUANENG POWER INTERNATIONAL, INC.
                  (a Sino-foreign joint stock limited company
                incorporated in the People's Republic of China)
                  (Stock Code: 902)Clarification Announcement

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the "Company") hereby makes this clarification announcement in response to articles appeared on Sing Pao and The Standard on 18th March 2005 regarding the statements made by the chairman of the Company, Mr. Li Xiaopeng, yesterday in respect of the Company's intention to acquire 300,000 kilo-watts of wind-generated power plants from Huaneng International Power Development Corporation. The Company wishes to clarify that Mr. Li Xiaopeng has not made such statement yesterday and further that the Company, for the time being, does not have any plan in relation to the said acquisition.

Shareholders of the Company or potential investors should exercise caution in dealing in the shares of the Company.

As at the date of this announcement, the Board comprises:

Li Xiaopeng (Non-executive director)       Gao Zongze (Independent director)
Wang Xiaosong (Non-executive director)     Zheng Jianchao (Independent director)
Huang Yongda (Executive director)          Qian Zhongwei (Independent director)
Ye Daji (Non-executive director)           Xia Donglin (Independent director)
Huang Jinkai (Non-executive director)      Liu Jipeng (Independent director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)
Liu Shuyuan (Non-executive director)

                                                     By Order of the Board
                                               Huaneng Power International, Inc.
                                                           Huang Long
                                                       Company Secretary

Beijing, 18th March 2005

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                                               HUANENG POWER INTERNATIONAL, INC.


                                               By  /s/ Huang Long
                                                  ------------------------------
                                                  Name:   Huang Long
                                                  Title:  Company Secretary

Date:     March 18, 2005